June 14, 2021

BY EDGAR

Christopher Dunham

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	VineBrook Homes Trust, Inc.

Registration Statement on Form 10-12G

Filed April 30, 2021

File No. 000-56274

Ladies and Gentlemen:

VineBrook Homes Trust, Inc. (the “Company”) has today filed Amendment No. 1 to its Registration Statement on Form 10-12G (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated May 27, 2021. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to the Registration Statement.

Registration Statement on Form 10-12G Filed April 30, 2021

Business

Our Ownership and Operation Structure, page 5

1.	Please revise the organization chart to disclose the percentage ownership the company and other parties hold in VineBrook Homes OP.

Response: The Company acknowledges the Staff’s comment and has revised page 6 to disclose the percentage ownership the Company and the other limited partners own of VineBrook Homes Operating Partnership, L.P.

Our Portfolio, page 7

2.

We note your disclosure of “stabilized” homes excludes houses in rehabilitation or houses purchased with a tenant in place. Please revise to clarify why you exclude houses purchased with a tenant in place from your definition of “stabilized homes.” Please also revise to indicate the proportion of homes excluded from this definition, either because the houses are in rehabilitation or were purchased with tenants in place. Disclose the average time that a home is in rehabilitation, as well as the average length of time from acquisition to stabilization, if materially different. To the extent you reasonably anticipate a materially different timeline for stabilization of your units going forward, or in certain MSAs, please discuss these factors.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to clarify why the Company excludes homes purchased with a tenant in place from its definition of “stabilized homes.” The Company has also revised pages 7, 51 and 52 to indicate the proportion of homes excluded from being “stabilized homes” either because the homes were in rehabilitation or were purchased with tenants in place. The Company has revised page 7 to include the average time that a home is in rehabilitation and the average length of time from acquisition to stabilization. The Company does not currently expect a materially different timeline for stabilization of homes going forward or in certain MSAs.

United States Securities and Exchange Commission

June 14, 2021

3.

Please revise to address the material geographic concentration of certain MSAs in your current portfolio. We refer to Schedule III in your financial statements. It may be helpful to include an additional column in your portfolio summary to include the number of homes located in each market identified.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to disclose the number of homes it owns in each MSA it operates in.

4.

Please disclose the proportion of homes in your portfolio that are unoccupied. Please also revise to provide quantitative or qualitative support for the “low turnover rates” referenced and, expand to provide more detail regarding lease expirations. In this regard, disclose the average length of your leases and the average remaining length of leases in your portfolio, if material.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to disclose the proportion of homes in the Portfolio that are unoccupied. The Company has also revised page 7 to provide support for “low turnover rates” and to provide more detail regarding lease expirations, including the average length of leases and average remaining length of leases in the Portfolio.

5.	Please disclose the average age of the properties in your portfolio.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to include the average age of the properties in the Portfolio.

6.	Please revise to balance the stabilized property data by presenting similar disclosure for your full portfolio, including the number of properties, occupancy, and average monthly rent.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to include the number or properties, occupancy and average monthly rent for the Portfolio.

Risk Factors

Risks Associated with Debt Financing, page 40

7.

We note that a substantial amount of your debt is interest-only, with principal due either as a balloon payment at the end of the loan or, in the case of your Initial Mortgage, amortized over the final 36 months of the loan term. Please revise to quantify the amount of your interest-only debt outstanding and address the material risks that you face with this type of financing.

Response: The Company acknowledges the Staff’s comment and has revised page 40 to quantify the amount of interest-only debt outstanding and address the material risks the Company faces with this type of financing.

Interest rate risk on our debt…, page 40

8.

We note you entered into a $500 million credit agreement with JPMorgan on March 1, 2021. Please revise to quantify the amount of your floating rate debt outstanding, that is not otherwise hedged, as well as any additional capacity under such credit facility.

Response: The Company acknowledges the Staff’s comment and has revised page 40 to disclose the amount of floating rate debt outstanding that is not otherwise hedged and additional capacity under the JPM Facility and Warehouse Facility.

United States Securities and Exchange Commission

June 14, 2021

Summary Pro Forma Financial Data, page 48

9.

We note that you prepared the summary pro forma financial data based on other information and data received in connection with the Conrex acquisitions. Please elaborate on the nature of this data as well as the level of reliance you placed on it.

Response: The Company acknowledges the Staff’s comment and has revised page 48 to provide additional information regarding the nature of the other information and data received in the Conrex I Acquisition and the Conrex II Acquisition and the level of reliance management placed on such data and other information.

10.

Please explain through footnote disclosure 1) how you estimated the revenues attributable to Conrex I and II and 2) a preliminary purchase price allocation or a narrative description for all of the balance sheet adjustments.

Response: The Company acknowledges the Staff’s comment and has revised pages 48, 49 and 50 to disclose how the Company estimated the revenues attributable to the portfolio acquired in the Conrex I Acquisition and in the Conrex II Acquisition. In accordance with Articles 8 and 11 of Regulation S-X and Section 3220.1 of the Commission’s Financial Reporting Manual, the Company has removed the pro forma balance sheet data because the Conrex I Acquisition and the Conrex II Acquisition are reflected in the balance sheet as of March 31, 2021.

11.

Please tell us why you have only included depreciation and amortization expense and interest expense in the total expenses related to the Conrex acquisitions. In that regard, we note that you present pro forma net loss that does not appear to include any property operating expenses of the newly acquired properties.

Response: The Company acknowledges the Staff’s comment and advises the Staff that total expenses related to the Conrex I Acquisition and the Conrex II Acquisitions includes total property operating expenses. The Company has revised pages 49 and 50 to clarify.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

12.

On page 24 you state that the markets in which you operate have “experienced substantial economic downturns in recent years and could experience similar or worse economic downturns in the future.” On page 32 you state that the COVID-19 pandemic has led to an economic slowdown “which could result in a general decline in rents or an increased incidence of defaults under existing leases.” Please revise to clarify whether these represent material trends or uncertainties, and if so, address any material challenges and risks associated with any such known trend or uncertainty. See Item 303 of Regulation SK and SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised page 24 to remove the reference to recent substantial economic downturns in markets in which the Company operates. The Company operates in secondary and tertiary markets based on size, which generally did experience some economic uncertainty in early 2020 as a result of the COVID-19 pandemic, but the Company does not generally consider the markets in which it operates to currently be in or to be at large risk of economic downturns. The Company has also revised page 52 to add disclosure regarding the impact of COVID-19 on its business.

Non-GAAP Measurements, page 55

13.

We note that “Same Home NOI” is defined as NOI for homes that are comparable between periods. Please expand upon this definition to provide more clarity to readers. For example, consider disclosing if homes in this category are held for the entirety of all periods presented, whether it includes homes being renovated, homes held for sale, unoccupied homes, and any other relevant characteristics used to determine which properties are included in the “same home” category.

Response: The Company acknowledges the Staff’s comment and has revised page 57 to clarify how the Company defines “same homes.”

United States Securities and Exchange Commission

June 14, 2021

14.

You present on page 57 what appears to be a non-GAAP income statement that reconciles to NOI, with greater prominence than your separate reconciliation of NOI on page 58. In this regard, please tell us how you considered Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised pages 56, 57 and 58 so that the reconciliation of NOI precedes the non-GAAP income statement that reconciles to NOI.

FFO, Core FFO and AFFO, page 59

15.	Please revise to clarify whether you define FFO in accordance with the NAREIT definition.

Response: The Company acknowledges the Staff’s comment has revised page 59 to clarify that the Company does define FFO in accordance with the NAREIT definition.

Debt, Derivatives and Hedging Activity

Reference Rate Reform, page 66

16.

We note your disclosure that you have contracts indexed to LIBOR. Please revise to qualitatively and quantitatively disclose whether or not you have identified a material exposure to risks associated with the termination of LIBOR, and clarify whether your material contracts have a clearly defined alternative reference rate after the discontinuation of LIBOR. In this regard we note approximately $327.7 million of your outstanding debt at December 31, 2020, your $320 million notional amount of interest swaps expiring in 2024 and 2025, and your JPM Facility with an additional $320 million outstanding at March 31, 2021, all reference LIBOR.

Response: The Company acknowledges the Staff’s comment and has revised page 40 to disclose the material exposure to risks associated with the termination of LIBOR and to clarify that the Company’s material contracts do not have clearly defined alternative reference rates after the discontinuation of LIBOR.

Executive Compensation

Compensation of Our Executive Officers in 2020, page 85

17.

We note that you intend to reimburse your advisor for all of its operating expenses and offering expenses. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers.

Response: The Company acknowledges the Staff’s comment and has revised page 85 to clarify that the Adviser is not reimbursed for salary and benefits paid to the Company’s named executive officers.

18.

We note your grants of restricted stock units under your 2018 LTIP. Please revise to disclose the material terms of these awards, such as the applicable performance criteria or any conditions to exercisability, per by Item 402(o) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 85 and 86 to disclose the material terms of the restricted stock units under the Company’s LTIP.

Description of Registrant’s Securities to Be Registered

Share Repurchase Program, page 116

United States Securities and Exchange Commission

June 14, 2021

19.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges the Staff’s comment and its responsibility for analyzing the applicability of tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase plan. The Company believes the share repurchase plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, set forth below is a table that sets forth the key features underlying the relief granted to Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016) and a comparison of the features in the Company’s Share Repurchase Plan.

Key Features of Blackstone Plan	Comparative Features of VineBrook Plan
• Full and timely disclosure of all material information relating to the Repurchase Plan will be made to all stockholders in any prospectus for any subsequent offerings.

•  All material information relating to the Share Repurchase Plan is included in the Company’s private placement memorandum for its non-registered continuous private placement of up to 40,000,000 shares of common stock (the “Private Offering”) and will be fully disclosed in any private placement memorandum or prospectus used for any subsequent offerings.

• The NAV per share for each class will always be available on the company’s website and toll-free information line.

•  The Company is currently conducting the Private Offering to accredited investors under Regulation D promulgated under the Securities Act and is prohibited from general solicitation. However, at all times, the NAV per share is available to stockholders and the Company prepares private placement memorandum supplements that disclose to accredited investors the current NAV when it is determined in accordance with the Company’s Valuation Methodology.

United States Securities and Exchange Commission

June 14, 2021

•  No solicitation by the company of repurchases under the Repurchase Plan, except through any prospectus or prospectus supplements disclosing the Transaction Price and NAV per share of each class of shares.

•  No solicitation by the Company of repurchases under the Share Repurchase Plan, except through any private placement memorandum or private placement memorandum supplements provided to accredited investors in connection with the Private Offering disclosing the Transaction Price and NAV per share of each class of shares.

• Stockholders wishing to request repurchase of their shares will do so of their own volition.	• Stockholders wishing to request repurchase of their shares will do so of their own volition.

• The company’s role in effectuating repurchases under the Repurchase Plan will be ministerial.	• The Company’s role in effectuating repurchases under the Share Repurchase Plan will be ministerial.

• The shares will be repurchased monthly at a price generally equal to the NAV per share for the applicable class of shares for the prior month.	• The shares will be repurchased quarterly at a price generally equal to the NAV per share for the applicable class of shares then in effect.

•  The company will file prospectus supplements that disclose the historical NAV per share of each class of shares as frequently as required by Securities Act and will also provide each month the Transaction Price and NAV per share for each class of shares on its website and toll-free information line.

•  The Company will disclose the historical NAV per share of each class of shares to accredited investors in the Private Offering through private placement memorandum supplements as frequently as required by Securities Act. Due to the prohibition on general solicitation in connection with the Private Offering, the Company does not provide the Transaction Price and NAV per share for each class of shares on its website or toll-free information line.

• Subject to the terms of the Repurchase Plan, the company will be obligated to repurchase shares at the Transaction Price per share for the applicable class of shares.	• Subject to the terms of the Share Repurchase Plan, the Company will be obligated to repurchase shares at the Transaction Price per share for the applicable class of shares.

• Repurchases will be made on a monthly basis.	• Repurchases will be made on a quarterly basis.

•  The repurchase price will normally be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class in a given month.

•  The repurchase price will normally be paid in cash no later than three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same class in a given quarter.

•  Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

•  Repurchases under the Share Repurchase Plan will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

•  If, in any given month, the monthly or quarterly volume limitation is reached or the company decides to repurchase fewer shares than have been requested to be repurchased, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

•  If, in any given quarter, the quarterly volume limitation is reached or the Company decides to repurchase fewer shares than have been requested to be repurchased, repurchases under the Share Repurchase Plan for such quarter will be made on a pro rata basis.

United States Securities and Exchange Commission

June 14, 2021

•  Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the company’s transfer agent on the company’s toll-free information line before 4:00 p.m. ET on the last business day of the month.

•  Stockholders may withdraw any repurchase request before the last calendar day of any quarter by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. ET on the last business day of the quarter.

•  Any material modifications (including reduction to monthly or quarterly limitations on repurchases) and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the company, as well as on the company’s website.

•  Any material modifications (including reduction to quarterly limitations on repurchases) and suspensions of the Share Repurchase Plan will be promptly disclosed in a private placement memorandum supplement, or special or periodic report filed by the Company. Due to the prohibition on general solicitation in connection with the Private Offering, the Company does not expect to provide material modifications and suspensions of the Share Repurchase Plan on its website.

•  There will be no established regular trading market for the company’s common stock and the Repurchase Plan will be terminated if the company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or if a secondary market for the company’s shares develops.

•  There will be no established regular trading market for the Company’s common stock and the Share Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or if a secondary market for the Company’s shares develops.

•  The Repurchase Plan is intended to remain open indefinitely for the life of the company unless modified or suspended by the board of directors. The company is structured as a perpetual-life entity with no intention of listing its shares for trading on an exchange or other trading market.

•  The Share Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the board of directors. The Company is structured as a perpetual-life entity with no intention of listing its shares for trading on an exchange or other trading market.

• The Repurchase Plan is open to all stockholders.	• The Share Repurchase Plan is open to all common stockholders.

20.

Please revise to describe the parameters of your share repurchase plan in more detail. For example, describe the process for submitting repurchase requests. State how frequently the company will process repurchase requests and when it will do so. Disclose when a repurchase request must be received in order to be processed by the company and clarify whether, and how, shareholders may withdraw a request.

Response: The Company acknowledges the Staff’s comment and has revised page 116 to clarify the process for submitting, processing and withdrawing repurchase requests under the Company’s share repurchase plan.

United States Securities and Exchange Commission

June 14, 2021

Certain Provisions of Maryland Law and Our Charter and Bylaws

Forum Selection Clause, page 119

21.

We note that your forum selection provision identifies a state court located in Baltimore City, Maryland (or, if such court does not have jurisdiction, the federal district court for the District of Maryland, Baltimore Division) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company advises the Staff that the exclusive forum provision included in the Company’s bylaws does not apply to actions arising under the Securities Act or Exchange Act. The Company has adopted amended and restated bylaws which clearly state that such provision does not apply to the federal securities laws. In addition, the Company has revised page 119 to clarify that such forum selection provision does not apply to actions arising under the federal securities laws.

General

22.

Please revise to describe the company’s methodology and key assumptions used in calculating NAV, material limitations associated with NAV, and who is responsible for establishing NAV. In this regard, disclosure on page F-23 states that the pricing committee of the Board determines NAV using the Valuation Methodology whereas disclosure on page 1 states that your Adviser calculates NAV. We also note disclosure on pages 18-19 indicating that you will not take into account the full growth or decline of properties if growth exceeds 15% or decline exceeds 5% for purposes of determining NAV. Please explain the rationale behind this limitation. Please also clarify how your independent third-party valuation firm considers any such adjustment in connection with its assessment and evaluation of the appropriateness of your NAV.

Response: The Company acknowledges the Staff’s comment and has revised pages 1 and 18 to clarify that the Advisor is responsible for recommending to the pricing committee of the board of directors NAV using the Valuation Methodology. Based on this recommendation, the pricing committee of the Board then determines NAV. The Company has revised pages 18 and 19 to clarify why the Company does not consider growth or decline of properties if growth exceeds 15% or decline exceeds 5% for purposes of determining NAV. The Company has revised page 19 to include additional disclosure regarding the material limitations associated with NAV. The third independent party valuation firms provide the property valuations but do not calculate NAV or otherwise assess or evaluate the Company’s NAV or Valuation Methodology and the Company has revised page 19 to add a risk factor clarifying that the calculation of NAV is not subject to oversight.

United States Securities and Exchange Commission

June 14, 2021

The Company also advises the Staff that on May 24, 2021, the Board approved a form of an amendment and restatement of the Valuation Methodology and authorized the officers of the Company to implement the new methodology (the “Green Street Valuation Methodology”). Once implemented, the Company expects Green Street Advisors, LLC (“Green Street”) to calculate the NAV by valuing the Portfolio in accordance with the Green Street Valuation Methodology. Green Street will then recommend the NAV to the pricing committee of our Board. Based on this recommendation, the pricing committee of our Board will then determine NAV. The Green Street Valuation Methodology includes an initial valuation (“Initial Valuation”) conducted by Green Street which the Company expects to be completed by Green Street on or about July 31, 2021, the expected effective date of the Green Street Valuation Methodology, followed by monthly or quarterly ongoing valuations (“Ongoing Valuations”), as determined by the Board, which are also conducted by Green Street. Assessments are expected to vary based on whether a property is stabilized (as such term is defined in the Green Street Valuation Methodology) but to also take into consideration whether the property is occupied, was recently acquired, recently had a renovation completed, has remaining renovation costs exceeding a certain threshold or recently transitioned to being stabilized. The Initial Valuation for stabilized properties is expected to rely on cap rates as determined by Green Street using proprietary and third-party data, third-party estimates and other relevant information as inputs for a discounted cash flow estimate of valuation, subject to certain adjustments and validation as determined by Green Street. With regard to Ongoing Valuations, stabilized properties are expected to rely on Green Street’s proprietary appreciation index (the “Index”), newly stabilized properties are expected rely on a capitalized income methodology and then rely on the Index for future valuations, newly acquired properties are expected to be assessed for stabilization and valued accordingly in an Initial Valuation and other properties are expected to continue to be valued according to discounted cash flow estimates, in each of the foregoing cases subject to certain adjustments and validation. The NAV calculation is expected to include the values of our other assets and of our liabilities. The NAV per share is expected to be calculated on a fully diluted basis assuming all restricted stock unit grants and profit interest grants are fully vested and all units of the operating partnership are converted to common stock. The Company has revised page 18 to provide additional disclosure regarding the Green Street Methodology.

23.

Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Response: The Company acknowledges that the Registration Statement will automatically go effective 60 days after the original date filed with the SEC. It further acknowledges that upon effectiveness of Registration Statement, it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 and that the SEC will continue to review the Registration Statement until all of the Staff’s comments have been addressed.

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag
Charles T. Haag

cc:	Brian Mitts, Chief Financial Officer, Assistant Secretary and Treasurer, VineBrook Homes Trust, Inc.

Justin S. Reinus, Partner, Winston & Strawn LLP